P.E. 1/1/02

0-30900

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated January 28, 2002

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Broadens Integration for Mainframe Data Stores

New Technology Provides Access to IMS, VSAM, SAM and DB2 on MVS, OS/390 and z/OS

TORONTO, CANADA – (January 28, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced new software that allows companies to rapidly integrate critical mainframe data with other enterprise systems across the enterprise for e-Business, business intelligence, CRM and other distributed data applications that deliver competitive advantage.

The new software provides relational access to non-relational data residing on mainframe systems and supports easy integration of heterogeneous data stores into relational tables. The software provides a cost-effective, performance-oriented and highly maintainable data integration solution with broad access to a variety of data structures including DB2, IMS, VSAM and sequential files (SAM) on MVS, OS/390 and z/OS. The technology allows rapid implementation of enterprise applications for business intelligence, e-Business and enterprise application integration and eliminates the need for costly in-house development of custom programming interfaces to integrate non-relational data.

"More than half of the world's business data still resides on mainframe systems," said Herman Wallenburg, Chief Scientist, DataMirror. "The challenge is how to make this valuable data easily accessible to e-Business applications, corporate decision-makers and mobile users. Far too many organizations with multi-platform environments opt for laborious hand-coded legacy data extract procedures that consume considerable time and resources. DataMirror integration technology is different because it allows customers to quickly and cost-effectively leverage their mainframe data out into client/server and web-based environments with zero-programming required."

This new data integration technology for non-relational data is complementary to DataMirror's award-winning Transformation Server™ software which allows companies to integrate their mainframe-based DB2 UDB data in real-time with DB2 UDB, Oracle, SQL Server, Sybase and XML across a broad range of computing platforms including IBM iSeries, Windows NT/2000/XP, UNIX and Linux.

DataMirror is a leader in the data integration market and continues to extend its comprehensive multi-platform support. All of the Company's software solutions are backed by DataMirror's extensive integration expertise and global support.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 800-362-5955 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 800-362-5955 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley
Peter Cauley
Chief Financial Officer